Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

22 November 2017

PRIMA SECURES EUROPEAN PATENT GRANT FOR LEAD PRODUCT IMP321 IN CANCER

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces the grant of patent number 2604275 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the European Patent Office.

This European patent was filed as a divisional application and follows the grant of the European parent patent, which was issued in August 2013.

The claims of this new patent are geared toward the use of Prima’s lead candidate IMP321 in combination with a chemotherapeutic agent for the treatment of cancer. According to the claims, IMP321 elicits a monocyte-mediated immune response and is administered before, with, or subsequent to administration of the chemotherapeutic agent. Importantly, these granted claims support the application of IMP321 in Prima’s AIPAC clinical trial in metastatic breast cancer in Europe.

The patent expiry date is 3 October 2028.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is Eftilagimod Alpha (LAG-3Ig or IMP321), based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. Eftilagimod Alpha is the International Nonproprietary Name (INN) for IMP321. Each INN is a unique name that is globally recognized to identify pharmaceutical substances or active pharmaceutical ingredients, and is regulated by the World Health Organisation (WHO).

IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima announced a rebranding of the Company from Prima BioMed Ltd to Immutep Ltd following shareholder approval at its Annual General Meeting on 17th November 2017.

Subject to regulatory approvals, the effective date for the name change and the ticker symbols on the ASX and NASDAQ will be on or around the commencement of trading on 1st December 2017 with the new ASX ticker symbol of ‘IMM’ and new NASDAQ ticker symbol of ‘IMMP’.

A fact sheet has been prepared for shareholders regarding the change of name which can be accessed on our website.

For further information please contact:

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Prima BioMed

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com